Mail Stop 3551

September 25, 2009

Rebecca Gregarek
President and Chief Executive Officer
Art Dimensions, Inc.
3636 S. Jason Street
Englewood, Colorado 80110

>   **Re: Art Dimensions, Inc.**
>   **Amendment No. 3 to Form S-1**
>   **Filed August 28, 2009**
>   **File No. 333-153683**

Dear Ms. Gregarek:

We have reviewed your response letter and amendment to your Form S-1 filed
August 28, 2009. Where indicated, we think you should revise your document in
response to these comments. If you disagree, we will consider your explanation as to
why our comments are inapplicable or a revision is unnecessary. In some of our
comments, we may ask you to provide us with information so we may better understand
your disclosure. Please be as detailed as necessary in your explanation. After reviewing
this information, we may raise additional comments.

Amendment No. 3 to Form S-1

General

1. Please ensure that you have made consistent revisions throughout your prospectus
   reflecting the record date and prospectus mailing date. In this regard, we note that
   you continue to refer to "October XX, 2008" and "March XX, 2009" on pages 13
   and 25.

Summary, page 4

2. We note your disclosure at the top of page five that an organization named
   Spyglass Investment Partnership agreed to provide you a loan of $250,000
   evidenced by an unsecured promissory note which is due May 31, 2010. We
   further note your disclosure in the seventh paragraph under Liquidity and Capital
   Resources, on page 18 that Spyglass is under no binding obligation to lend money
   to you. In the interest of clarity regarding the terms of the Spyglass note
   agreement, here and every other place throughout your filing where you discuss

the Spyglass loan, revise your disclosure to clearly state, if true, that Spyglass has no binding obligation to lend you any funds. If otherwise, please revise your disclosure to clearly and consistently discuss and describe, here and every other place throughout your filing, Spyglass' obligations to lend you money under the terms of the note.

Risk Factors, page 5

3. Please remove the mitigating language from the first risk factor on page seven regarding the possibility of a conflict of interest. Specifically, the fifth, sixth and seventh sentences in this paragraph serve to mitigate the materiality of the stated risk.

4. Please revise the wording in the last risk factor on page five to state that your auditors have expressed <u>substantial</u> doubt about your ability to continue in business as a going concern. Please also similarly revise this wording in Management's Discussion and Analysis on page 17 and wherever else it appears throughout the filing.

Background and Reasons for the Spin-Off, page 14

5. We note your revised disclosure in the third paragraph on page 14 in response to comment nine of our February 25, 2009 letter. Please further revise your disclosure to specify the manner in which your officers and directors plan to operate in order to minimize the effects of the conflict of interest with Art Design, Inc. In this regard, we note that all of your revenues to date have come from the sale of goods which appears to be in direct conflict with the business of Art Design, but you provide no indication as to how you decided to accomplish this sale through Art Dimensions as opposed to Art Design.

Results of Operations, page 17

6. You state on page 17 that you have generated revenues of $147,611 since inception, and most came from one client. You then state that this revenue is from the "one-time sale of a product which has not recurred." Please discuss how this disclosure is consistent with your disclosure in amendment number two to your Form S-1 which states you had generated $87,861 in revenue as the result of a one-time sale of a product. We also note your indication that "most" of your current revenue is from one client. Please disclose the specific amount of your total revenue that is attributable to the one client.

7. Please provide an analysis of your results of operations for each period for which you are required to present financial statements. Specifically:

- Revise to provide a discussion of your results of operations for the period from inception to December 31, 2008; and
- Revise your discussion of results of operations for the six months ended June 30, 2009 to compare these results to the prior year interim period, specifically, the period from inception to June 30, 2008.

8. Your discussion of your results of operations should be revised to provide an investor with an understanding of the components of your revenues and expenses along with the reasons for material changes in the various line items in your financial statements between the periods. Your disclosure should quantify this information to the greatest extent possible. For example, you should provide a discussion of why your gross profit on sales is only three point three percent of net sales for the period ended December 31, 2008 and why you have no gross profit on net sales for the period ended June 30, 2009.

9. Your disclosure that the major component of general and administrative expenses during the six months ended June 30, 2009 included a one-time charge for your warrant issue is inconsistent with the disclosure in Note 4 to your financial statements which states that all of the warrants were issued during the period from January 29, 2008 (inception) through December 31, 2008 and the compensatory equity issuances expense for 2008 seen on the face of your statements of operations. Please revise to ensure that your disclosures here are consistent with your financial statements.

Liquidity and Capital Resources, page 18

10. Please update this discussion to address your new loan with Spyglass and whether the new loan was made under the same terms and in the same amount as the old loan. For example, you state here that the loan is due May 31, 2009 when it would appear that you are referring to the old loan and the new loan is due May 31, 2010. You also state that you have no firm commitment for funding after 2009 when it would appear that you have no firm commitment for funding after 2010.

11. We note your response to comment 11 of our February 25, 2009 letter and revision in the eighth paragraph of the Liquidity and Capital Resources section indicating that you do not know when you will be able to generate the level of gross profit needed to be profitable. Considering this statement, please revise the fifth paragraph of this section to further explain your conclusion that you have sufficient capital in the short term "because [you] believe that [you] can attract sufficient product sales and services … to become profitable in [your] operations."

12. Please provide an analysis of your statements of cash flows for each period for which you are required to present financial statements. Specifically:

- Revise to provide an analysis of your statement of cash flows for the period from inception to December 31, 2008; and
- Revise to provide an analysis of your statement of cash flows for the six months ended June 30, 2009 as compared to the prior year interim period, specifically, the period from inception to June 30, 2008.

13. Please revise to provide a general discussion of your liquidity and capital resources as of June 30, 2009 and December 31, 2008 rather than as of September 30, 2008.

14. We note your disclosure in the first paragraph on page 18 that you expect operating costs through December 31, 2009 to range between approximately $20,000 and $30,000. We further note that at June 30, 2009 you have current liabilities in excess of both current assets and total assets. Yet you disclose under liquidity and capital resources that you do not anticipate needing to raise additional capital resources in the next twelve months, other than your loan from Spyglass which you describe as due on May 31, 2009 with a possible extension to May 31, 2010. You state that you believe that the combination of revenues and funds, which Spyglass can provide to offset any revenue shortfall, to sustain you at least through May 31, 2009. Additionally, please revise your disclosure to provide, in one location, clear and unambiguous disclosure with respect to your viable plan to continue in existence for the twelve month period after the date of your most recent financial statements or June 30, 2009. This discussion should clearly disclose your ability or inability to generate sufficient cash to continue in existence for at least the next twelve months, including quantifying your expected sources and uses of cash during this period. Refer to Section 607.2 of the Codification of Financial Reporting Releases.

Financial Condition, page 20

15. You indicate here that management estimates that it will take approximately $20,000 through December 31, 2009 to fund operations. Please reconcile this disclosure with your indication on page 18 that operating costs through December 31, 2009 will range between $30,000 and $20,000 and that you must generate between $40,000 and $55,000 to be profitable; it is not clear why you would need an additional $20,000 to $35,000 in revenues to become profitable.

Business, page 20

16. Please revise your business discussion to be consistent with your revised disclosure in the first paragraph on page eight. Specifically, you indicate on page eight that you intend all of your revenues to come from consulting, marketing and representing artists, and that your sale of products is only intended to occur for an

interim period. Please ensure that you also revise any additional relevant sections, such as your discussions on pages 4, 14 and 17. Throughout your filing, wherever you currently state that you provide consulting and services or your business is primarily providing consulting and services, revise your disclosure to clearly state that while you intend to provide consulting and services in the future, your business to date has consisted solely of the sale of goods.

Certain Relationships and Related Transactions, page 24

17. We reissue comment 12 of our February 25, 2009 letter. We note your revisions on page 24 but it does not appear that you have provided the disclosure required by Item 404(c) of Regulation S-K with respect to your promoters. Please revise and advise us, specifically, where the required disclosure is provided.

Financial Statements, page F-1

General

18. We note that you are providing unaudited financial statements for the interim period ended June 30, 2009. Please revise these interim period financial statements to provide all periods required by Rule 8-03 of Regulation S-X. Specifically, you should provide a statement of operations and a statement of cash flows for the comparable period of the preceding fiscal year.

Statements of Stockholders' Equity, page F-4

19. Please revise to provide all of the disclosures required by paragraph 11.d. of SFAS 7.

Statement of Cash Flows, page F-5

20. It appears that all of the disclosures required by paragraph 32 of SFAS 95 should be provided for your compensatory stock and warrant issuances. Please provide these disclosures in the Schedule of Non-Cash Investing and Financing Activities or tell us why you believe this is not appropriate.

Notes to Financial Statements, page F-7

Note 1. Organization, Operations and Summary of Significant Accounting Policies, page F-7

21. We read in the first paragraph on page F-7 that you were formed to provide art consulting and marketing services. Please revise your disclosure to clearly state that while you intend to provide consulting and services in the future; your business to date has consisted solely of selling pieces of art. We believe it is

important to explain to your readers what your business consisted of during the periods covered by your financial statements and how this differs from your plans for the future.

22. Please revise the notes to your financial statements to disclose your fiscal year end.

23. Please revise to provide the affirmative statement required by Instruction 2 to Rule 8-03 for your interim period financial statements.

Revenue Recognition, page F-8

24. In the interest of clarity and to avoid confusing readers of your financial statements, please revise your revenue recognition policies to separately present the policies used for recognizing revenues actually recognized during the periods presented and the policies you anticipate using to recognize revenues for your planned future operations.

Item 16. Exhibits and Financial Statement Schedules, page II-2

25. Please revise your description of Exhibit 10.2 to reflect the accurate date of the agreement, June 1, 2009.

Item 17 Undertakings, page II-3

26. Please revise to provide the undertaking contained at Item 512(h) of Regulation S-K.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Attorney-Adviser, at (202) 551-3485, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David J. Wagner, Esq.
        Via Facsimile